Consulting Agreement

         This Consulting Agreement (the "Agreement") is made as of January 1, 2003 by and between Gordon Johnson and Renn Rothrock (the "Consultants") and Empiric Energy, Inc. (the "Company").

WITNESSETH:

         WHEREAS, the Company requires and will continue to require consulting services relating to management, planning, marketing, supervision of operations and negotiation of contracts for participation in the drilling and development of oil and gas properties in connection with its business; and

         WHEREAS, the Consultants have provided, and will continue to provide the Company with planning, marketing, supervision and negotiation services and are desirous of performing such services for the Company; and

         WHEREAS, the Company wishes to induce Consultants to continue to provide these services for the Company; and

         NOW, THEREFORE, in consideration of the mutual covenants hereinafter stated, it is agreed as follows:

1.       APPOINTMENT

         The Company hereby engages Consultants and Consultants agree to render services to the Company as consultants upon the terms and conditions hereinafter ser forth.

2.       TERM

         The term of this Consulting Agreement begins as of January 1, 2003 and shall continue until December 31, 2003.

3.       SERVICES

         During the term of this Consulting Agreement, the Consultants shall continue to provide advice to and undertake for and consult with the Company concerning management, marketing, consulting, planning, corporate organization and structure and financial matters in connection with the operations of the businesses of the Company, expansion of services, acquisitions and business opportunities and shall review and advise the Company regarding its overall progress, needs and condition. Consultants agree to provide on a timely basis the following enumerated services plus any additional services contemplated thereby:

a. The implementation of short range and long-term strategic planning to fully develop and enhance the Company's assets, resources, products and services,

a. The implementation of a marketing program to enable the Company to broaden its markets and promote the image of the Company,

a. Advise the Company relative to the identification, evaluation, structuring, negotiating and closing of joint venture, strategic alliances, business acquisitions and the continued advice with regard to the ongoing managing and operating of such acquisitions and ventures upon consummation thereof.

4.       DUTIES OF THE COMPANY

         The Company shall provide the Consultants, on a regular and timely basis, with all approved data and information about it, its operations, assets and liabilities as shall be reasonably requested by Consultants, and shall advise such Consultants of any facts which would affect the accuracy of any data and information previously supplied to the Consultants. The Company shall promptly supply the Consultants with full and complete copies of all financial reports, filings with all federal and state securities agencies; full and complete copies of all stockholders reports; all data and information supplied by any financial analyst and with all brochures or other materials related to the Company.

5.       COMPENSATION

         The Company will pay to each Consultant 450,000 shares of common stock for a total of 900,000 shares of common stock as full compensation for consulting services rendered and to be rendered. The shares to be delivered to the Consultants hereunder shall be delivered upon registration under the Securities Act of 1933 on Form S-8. The Company shall use its best efforts to cause registration of the shares as soon as practicable after the date hereof. A total of 600,000 shares, 300,000 shares each shall be delivered immediately upon registration. The remaining 300,000 shares, 150,000 shares each, shall be delivered after October 1, 2003 and not later than December 31, 2003 if, and only if, the Consulting Agreement has not been terminated by either party.

6.       REPRESENTATION AND INDEMNIFICATION

         The Company shall be deemed to be making a continuing representation of the accuracy of any and all facts, material information and data which it supplies to Consultants and acknowledges its awareness that Consultants will rely on such continuing representation in disseminating such information and otherwise performing their advisory functions. The Consultants, in the absence of notice in writing from the Company, will rely on the continuing accuracy of material, information and data supplied by the Company. Consultants represent that they have knowledge of and experience in providing the aforementioned services.

7.       MISCELLANEOUS

         Termination:
                  This Consulting Agreement may be terminated at any time, for any or no reason by either party upon written notice.

         Modification:
                  This Consulting Agreement sets forth the entire understanding of the Parties with respect to the subject matter hereof. This Consulting Agreement may be amended only in writing and signed by all parties.

         Notices:
                  All notices, requests, demands and other communications called for or contemplated hereunder shall be in writing, and shall be addressed to the Parties, their successors in interests or their assignees at the addresses set forth below by the Parties signatures, or such other addresses as the Parties may supply from time to time in writing.

         Waiver:
                  Any waiver, by any Party of a breach of any provision of this Consulting Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Consulting Agreement. The failure of a Party to insist upon strict adherence to any term of this Consulting Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right thereafter to insist upon adherence to that term or any other term of this Consulting Agreement.

         Severability:
                  If any provision of this Consulting Agreement is invalid, illegal or unenforceable, the balance of this Consulting Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

         Disagreements:
                  Any dispute or other disagreement arising from or out of this Consulting Agreement shall be submitted to arbitration under the rules of the American Arbitration Association and the decision of the arbiter(s) shall be enforceable in any court having jurisdiction thereof. Texas law shall govern the interpretation and the enforcement of this Agreement as applied to residents of the State of Texas in relation to contracts executed in and to be performed solely within the State of Texas. In the event a dispute is arbitrated, the Prevailing Party (as determined by the arbiter(s) shall be entitled to recover that Party's reasonable attorney's fees incurred (as determined by the arbiter(s)).

         IN WITNESS WHEREOF, this Consulting Agreement has been executed by the Parties as of the date first above written.

Empiric Energy, Inc.
                                       Consultant             Consultant



/s/James J. Ling                       /s/Gordon Johnson      /s/Renn Rothrock
---------------                        -----------------      -----------------
James J. Ling                          Gordon Johnson         Renn Rothrock
CEI                                    1012 N Sleepy Hollow   1809 Tobin Trail
                                       Irving, TX 75061       Garland, TX 75043




14675 Midway Rd, Suite 607
Addison, TX 75001